Kensey Nash Corporation

735 Pennsylvania Drive

Exton, PA 19341

November 2, 2006

Via U.S. Mail, EDGAR and Facsimile to (202) 772-9218

Ms. Angela Crane

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Kensey Nash Corporation

Form 10-K for the Fiscal Year Ended June 30, 2006

Filed September 13, 2006

Form 8-K filed October 19, 2006

File No. 000-27999

Dear Ms. Crane:

We are in receipt of your letter dated October 20, 2006 and would like to provide responses to the comments therein as follows.

Form 10-K for the Fiscal Year Ended June 30, 2006

COMMENT #1:

Note 21. Acquisition of Intraluminal Therapeutics, Inc., page 80

We note the disclosure that the purchase price allocation for the acquisition of Intraluminal Therapeutics was valued by an independent appraiser. Please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to identify the appraisal firm in the “Experts” section and include its consent in the registration statement. If true, you may revise the disclosure in future filings to clearly indicate that management is responsible for the valuation and that management considered a number of factors, including valuations or appraisals, when estimating fair value.

Company Response to Comment #1:

In the event that we incorporate this Form 10-K by reference into any registration statement we will identify the appraisal firm in the “Experts” section and include such firm’s consent in the registration statement. In all future filings, Kensey Nash will revise its disclosure to clearly indicate that management is responsible for the valuation and that management considered a number of factors, including valuations or appraisals, when estimating fair value.

United States Securities and Exchange Commission

November 2, 2006

Form 8-K filed October 19, 2006

COMMENT #2:

We note that you present your non-GAAP measures and reconciliations in the form of adjusted statements of income. These formats may be confusing to investors as they also reflect several non-GAAP measures, including non-GAAP cost of goods sold, non-GAAP research and development expense, non-GAAP selling, general and administrative expense, non-GAAP income from operations, non-GAAP pre-tax income, non-GAAP income tax expense, non-GAAP, non-GAAP basic earnings per share, and non-GAAP diluted earnings per share, which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

•	To eliminate investor confusion, please remove the adjusted statements of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

•	Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

Company Response to Comment #2:

Management is currently evaluating the future presentation of any or all of the referenced non-GAAP measures. In all future filings, in the event we decide to continue presenting non-GAAP measures, we will ensure that we present only measures that we intend to utilize within the document. In addition, we will follow Instruction 2 to Item 2.02 of Form 8-K requiring that, when furnishing information under this item, we provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why we believe the measures provide useful information to investors.

COMMENT #3:

Please also revise future filings to include all the substantive disclosures outlined in Question 8 and 13 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June 13, 2003. Please revise your disclosure to explain in greater detail:

•	The substantive reasons why management believes the non-GAAP measure provides useful information to investors;

•	The specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	The economic substance behind management’s decision to use the measure; and

United States Securities and Exchange Commission

November 2, 2006

•	The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, including the manner in which management compensates for these limitations when using the non-GAAP measure.

Company Response to Comment #3:

Management is currently evaluating the future presentation of non-GAAP measures. In all future filings, in the event we continue presenting non-GAAP measures, we will also include or further enhance in greater detail all the substantive disclosures outlined in Questions 8 and 13 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June 13, 2003.

COMMENT #4:

In addition, we note that you refer to your non-GAAP measures as “pro forma”. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. Please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

Company Response to Comment #4:

Management is currently evaluating the future presentation of non-GAAP measures. In all future filings, in the event we continue presenting non-GAAP measures and reconciliations, in accordance with Article 11 of Regulation S-X, we will revise our presentation to omit the pro forma terminology and instead refer to our non-GAAP measures as “as adjusted”.

COMMENT #5:

Lastly, we note that throughout your press release, you have consistently identified and discussed the pro forma non-GAAP measures before addressing the changes in the GAAP measures. Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are provided the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). Please revise your discussions in all future filings to fully comply with the requirements of Item 10.

Company Response to Comment #5:

Management is currently evaluating the future presentation of non-GAAP measures. In all future filings, in the event we continue presenting non-GAAP measures and reconciliations, we will revise our discussions to fully comply with the requirements of Item 10(e)(1)(i) of Regulation S-K.

In reference to all responses above, the Company is aware that:

1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2)	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

United States Securities and Exchange Commission

November 2, 2006

3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To the extent applicable, all changes in disclosure in response to the staff comments will be complied with in future or amended filings made pursuant to the Securities Act of 1933 and the Securities Exchange Act of 1934.

We believe this letter fully responds to your questions. However, if there are any further questions please contact me at (484) 713-2156 or at the address on record for Kensey Nash Corporation.

Sincerely,

/s/ Wendy F. DiCicco, CPA
Wendy F. DiCicco, CPA
Chief Financial Officer

cc:	Kevin Kuhar, U.S. Securities and Exchange Commission

Martin James, U.S. Securities and Exchange Commission

David R. Shevitz, Esq., Katten Muchin Rosenman LLP

Edward Krzemien, Deloitte & Touche LLP

Joseph W. Kaufmann, Kensey Nash Corporation